(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-13585 CUSIP NUMBER 318522307

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

The First American Corporation
Full Name of Registrant

1 First American Way
Address of Principal Executive Office (Street and Number)

Santa Ana, California 92707
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As announced in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2006, the Company recently commenced a review of the documentation and procedures for all stock option awards made by the Company under the Company’s 1996 Stock Option Plan, 1997 Directors’ Stock Plan and 2006 Incentive Compensation Plan (collectively, the “Plans”) and a review of the accounting treatment of such awards. As a result of this review, which is not yet complete, the Company believes it may need to record additional non-cash charges for stock based compensation expense for certain prior periods, but is unable at this time to determine the amount of such charges, the resulting tax impact of such action, whether such additional charges would be material and/or whether previously filed financial statements would need to be restated. The Company is also evaluating its internal control over financial reporting and its disclosure controls and procedures. Based on the status of the Company’s internal review to date, the Company does not believe that it will be able to report full results for the second quarter of 2006 and file its Form 10-Q for such quarter by the extended filing deadline.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth D. DeGiorgio	(714)	800-3000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☐ (See explanation below)

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing nature of the investigation described in Part III above and the current uncertainty as to what the results of the investigation will be, the Company is not yet in a position to determine whether any restatement of previously issued financial statements will be necessary.

The First American Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2006	By:	/s/ Parker S. Kennedy
Parker S. Kennedy, Chief Executive Officer